Mail Stop 4561
via fax (408) 346-3156

October 29, 2008

Mr. David DeWalt
Chief Executive Officer and President
McAfee Inc.
3965 Freedom Circle
Santa Clara, CA 95054

> **Re: McAfee, Inc.**
> **Form 10-K and 10-K/A for the Fiscal Year Ended December 31, 2007**
> **Filed February 28, 2008 and April 29, respectively**
> **Form 10-Q for the Quarter Ended June 30, 2008 Filed August 7, 2008**
> **Form 8-K Filed July 31, 2008**
> **File No. 001-31216**

Dear Mr. DeWalt:

We have reviewed your response letter dated October 9, 2008 in connection with the above-referenced filing[s] and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated September 29, 2008.

Form 10-Q for the Quarter Ended June 30, 2008

Note 11. Litigation

Settled Cases, page 23

1.   We note your response to our prior comment 1 where you indicate that the fair value of
        each element in the Deep Nines settlement agreement was established in succession
        and, therefore, required no allocation among the elements reflected in the settlement
        agreement. Although each part of the settlement was determined on different dates,
        considering these settlements relate to a single litigation and considering they were
        settled within a short time of one another, the settlement agreement would be

considered a single unit of account, which should be unbundled based on the relative fair values of each element. In your response letter dated September 12, 2008, the Company indicates that you "reviewed the justification behind each amount in the settlement document and performed independent calculations, where reasonable, to further support the relative fair values of each recognizable element of the settlement." Please clarify if the individual settlement amounts are representative of the fair value of each settlement and if so, please explain further the individual calculations that you made to support such conclusion. In this regard, please note that where one of the elements of the arrangement cannot be valued, such as the release and dismissal of all claims agreement, it may be appropriate to use a residual approach and determine the fair value of the patent technology element using a reasonable valuation methodology.

2.   Notwithstanding your response to the above comment, please explain the methodology used to allocate the $18.0 million. Specifically, tell us the amount calculated for undiscounted historical actual sales and discounted forecasted sales. In doing so, please tell us the royalty rate and discount rate used in the calculation and the basis for each rate. In addition, tell us how you determined that the economic life of the capitalized patent asset is the same as the patent period (2020).

3.   Please supplementally provide a copy of the Settlement Agreement.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact the undersigned at (202) 551-3499 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Michael Johnson, Staff Attorney, at (202) 551-3477 or David Orlic, Special Counsel at (202) 551-3503.

Sincerely,

Kathleen Collins
Accounting Branch Chief